January 6, 2020

Ran Daniel
Chief Financial Officer
Cuentas, Inc.
200 S. Biscayne Blvd., Suite 5500
Miami, FL 33131

       Re: Cuentas, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed December 10, 2019
           File No. 000-54923

Dear Mr. Daniel:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy Statement on Schedule 14A filed December 10, 2019

General

1. We note that certain proposals relate to your authorized capital stock. However, it is difficult to discern the current number of authorized shares based upon your previous disclosures and your charter amendments filed on EDGAR. For example, we note that while page F-20 of your Form 10-K for the fiscal year ended December 31, 2016 discloses that you amended your Articles of Incorporation to decrease your authorized number of common shares from 9,500,000,000 to 360,000,000, it does not appear that the corresponding charter amendment has been filed as an exhibit on EDGAR. Similarly, we note that while the Definitive Proxy Statement filed on June 29, 2018 relates to a charter amendment to authorize blank check preferred stock, it does not appear that the amendment was subsequently filed as an exhibit. Please tell us where the charter amendments authorizing 360,000,000 shares of common stock and 50,000,000 shares of
 Ran Daniel
Cuentas, Inc.
January 6, 2020
Page 2

      "blank check" preferred stock have been filed. Note that you are required to file full and complete copies of all charter documents, as amended.
2. Please revise your description of the proposal to amend and restate the company s bylaws to discuss each proposed change in greater detail. Your revised disclosure should clearly state how the amended and restated bylaws would differ from the current bylaws and how the proposed changes would ensure that your bylaws are "more consistent" with Florida law.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Daniel Morris at (202) 551-3314 or Jennifer L pez at
(202) 551-3792 with
any questions.



                                                            Sincerely,
FirstName LastNameRan Daniel
                                                            Division of
Corporation Finance
Comapany NameCuentas, Inc.
                                                            Office of Trade &
Services
January 6, 2020 Page 2
cc:       David Selengut, Esq.
FirstName LastName